Dated April 27, 2007
Filed Pursuant to Rule 433
Registration Statement No. 333-132807

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Senior Unsecured Fixed Rate Notes)
Issuer:	General Electric Capital Corporation
Ratings:	Aaa/AAA
Trade Date:	April 27, 2007
Settlement Date (Original Issue Date):	May 4, 2007
Maturity Date:	May 4, 2020
Principal Amount:	US$750,000,000
Price to Public (Issue Price):	99.890%
Agents Commission:	0.330%
All-in Price:	99.560%
Accrued Interest:	N/A
Net Proceeds to Issuer:	US$746,700,000
Treasury Benchmark:	4.625% due February 15, 2017
Treasury Yield:	4.682%
Spread to Treasury Benchmark:	Plus 88 basis points
Reoffer Yield:	5.562%
Interest Rate per Annum:	5.550%
Interest Payment Dates:	Semi-Annually on May 4 and November 4 of each year, commencing November 4, 2007 and ending on the Maturity Date
Day Count Convention:	30/360
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter
Call Dates (if any):	N/A
Call Notice Period:	N/A
Put Dates (if any):	N/A
Put Notice Period:	N/A
CUSIP:	36962G2T0
ISIN:	TBD
Common Code:	TBD

Page 2
Dated April 27, 2007
Filed Pursuant to Rule 433
Registration Statement No. 333-132807

Plan of Distribution:

The Notes are being purchased by Citigroup Global Markets Inc., (the "Underwriter"), as principal, at 99.890% of the aggregate principal amount

The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Additional Information:

At December 31, 2006, the Company had outstanding indebtedness totaling $425.713 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at December 31, 2006, excluding subordinated notes payable after one year, was equal to $420.811 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:

Year Ended December 31,
2002	2003	2004	2005	2006
1.43	1.77	1.87	1.70	1.64

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, the issuer or the Underwriter will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407 or Investor Communications of the issuer at 1-203-357-3950.